UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
Commission File Number 0-120152
HEALTHCARE SERVICES GROUP, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	23-2018365
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification number)
3220 Tillman Drive, Suite 300, Bensalem, Pennsylvania 19020
(Address of principal executive office) (Zip code)
Registrant’s telephone number, including area code: 215-639-4274

Report of Independent Registered Public Accounting Firm
Trustees:
     Healthcare Services Group, Inc. Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of Healthcare Services Group, Inc. Retirement Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Healthcare Services Group, Inc. Retirement Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of the year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
New York, New York
June 22, 2009

Healthcare Services Group, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31,

	2008	2007
Assets:
Investments at fair value	$1,651,615	$2,015,631
Non-interest bearing cash	—	788
Receivables:
Participant contributions	1,778	173

Net Assets Available for Benefits	$1,653,393	$2,016,592

The accompanying notes are an integral part of these statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For The Year Ended December 31,

	2008	2007
Additions:
Contributions:
Participant contributions	$279,649	$226,455
Rollover contributions	24,740	—

	304,389	226,455
Earnings on Investments:
Interest and Dividends	39,333	102,360
Net appreciation in fair value of investments	—	67,572

Total Additions	343,722	396,387

Deductions:
Net depreciation in fair value of investments	(564,090)	—
Benefit payments	(142,831)	(124,616)

Total Deductions	(706,921)	(124,616)

Net Increase (Decrease)	(363,199)	271,771

Net assets available for benefits, beginning of year	2,016,592	1,744,821

Net assets available for benefits, end of year	$1,653,393	$2,016,592

The accompanying notes are an integral part of these statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements
December 31, 2008 and 2007
Note A.-Description Of Plan
The following description of the Healthcare Services Group, Inc. Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
1.	General

The Plan commenced October 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is a defined contribution plan covering all non-highly compensated salaried employees who have one year of service (1,000 hours) and have attained the age of twenty-one or older with the exception employees whose employment is governed by a collective bargaining agreement.

2.	Contributions

Each year, participants may contribute up to 15% of their pretax annual compensation as defined in the Plan. There are no employer-matching contributions as defined in the Plan. A participant may elect to commence salary reductions as of the first day of the month coinciding with the date the employee satisfied the eligibility requirements.

An amendment has been made to the Plan that becomes effective January 1, 2009 that will allow the Plan to incorporate a qualified “Roth” contribution program. Under such a program, participants can elect to have all or a portion of their elective deferrals to be treated as Roth contributions. Unlike the regular deferrals, Roth contributions are included in the participant’s current income; however, qualified distributions from a designated Roth account are not included in income. Employer matching contributions (if any) will be maintained in the same account as the regular 401(k) employer matching contributions.

Participants may also rollover to the plan amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various options offered by the Plan.

Contributions are subject to certain limitations.

3.	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Plan earnings. Allocations are determined by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2008 and 2007
Note A. (Continued)
4.	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.

5.	Administrative Expenses

All administrative expenses were paid by the plan sponsor, Healthcare Services Group, Inc. (the “Company”).

6.	Benefit Payments

On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or monthly, quarterly, semi-monthly or annual installments. No disability benefits, other than those payable upon termination of employment, are provided in the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

A Participant who has attained the age of 59 1/2 years may elect to receive a distribution of all or a portion of the vested amounts then credited to the Participant’s account. The Participant will still continue to be eligible to participate in the Plan.

A Participant may elect to receive an advance distribution for hardship under certain conditions as defined in the Plan and as subject to the evaluation of the Plan Administrator based on whether certain conditions have been satisfied.
Note B.-Summary of Accounting Policies
A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:
1.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2008 and 2007
Note B. (Continued)
2.	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.

3.	Benefit Payments

Participants’ withdrawals are recorded when paid.

4.	Fair Value of Financial Instruments

The Plan’s financial instruments consist principally of cash and cash equivalents, and short-term and long-term marketable securities. The Plan’s marketable securities consist of the common stock of the Company and mutual funds. The common stock is valued at the closing price reported on the NASDAQ market, the exchange on which the stock is actively traded. The mutual funds are valued at the net asset value (“NAV”) of shares held by the plan at year end. Pursuant to Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), the fair value of the Plan’s cash equivalents and marketable securities is determined based on “Level 1” inputs, which consists of quoted prices in active markets for identical assets. Management of the Company believes recorded values of all of the financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2008 and 2007
Note C.-Investments
The following presents investments that represent 5 percent or more of the Plan’s net assets as of:

	December 31,
	2008		2007
Fidelity Advisor Equity Growth Fund	$	*	107,184
Fidelity Advisor Equity Income Fund		123,573	188,090
Growth Fund of America		*	114,310
Janus Adviser Forty Fund		115,549	227,715
Healthcare Services Group, Inc. common stock (Note E)		133,467	160,317
MFS Int’l New Discovery		*	152,970
Black Rock Money Market Fund (PNC; Note E)		628,683	511,203

*	Balance did not represent at least 5% of Net Plan Assets
During 2008 and 2007, the Plan’s investments (including realized and unrealized gains and losses) depreciated in value by $564,090 and appreciated by $67,572, respectively as follows:

	December 31,
	2008	2007
Mutual Funds	$(536,902)	$28,403
Healthcare Services Group, Inc. common stock (Note E)	(41,322)	15,851
Money Market Fund (PNC; Note E)	14,134	23,318

	$(564,090)	$67,572

Note D.-Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2008 and 2007
Note E.-Party-In-Interest Transactions
Certain Plan investments are shares of a money market fund managed by PNC. PNC is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions.
In addition, certain plan investments are shares of the common stock of the Company. Healthcare Services Group, Inc. is the Plan sponsor as defined by the Plan and, therefore, transactions involving stock of the Company qualify as party-in-interest transactions. The Plan held 8,378.32 and 7,569.27 shares of Healthcare Services Group, Inc. common stock with a quoted market value of $133,467 and $160,317 at December 31, 2008 and 2007, respectively.
Note F.-Tax Status Of Plan
The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2001 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note G.-Risks And Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2008 and 2007
Note H.-Fair Value Measurements
On January 1, 2008, the Plan adopted SFAS No, 157. SFAS No. 157 provides a single definition of fair value and a common framework for measuring fair value as well as new disclosure requirements for fair value measurements used in financial statements. Under SFAS 157, fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs. SFAS No. 157 also specifies a fair value hierarchy based upon observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with SFAS No. 157, fair value measurements are classified under the following hierarchy:
Level 1 – Quoted prices for identical instruments in active markets.
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.
Certain of the Plan’s assets are reported at fair value in the accompanying statements of net assets available for benefits. Such assets include cash and cash equivalents and marketable securities. Additionally, the following tables provide fair value measurement information for the Plan’s financial assets as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common Stock	$133,467			$133,467
Mutual Funds	888,932			888,932
Money Market Fund	628,683			628,683
Cash	533			533

Total Assets at Fair Value	$1,651,615			$1,651,615

Healthcare Services Group, Inc.
Retirement Savings Plan
Schedule Of Assets (Held At End Of Year)
Schedule H, Line 4i of Form 5500

(a)	(b)	(c)	(e)
Party-In-	Identity of	Description of	Current
Interest	Issue	Investment	Value

	AIM Dynamics Fund Cl A	Mutual Fund	$19,137
	AIM Global Health Care Fund	Mutual Fund	33,125
	American Balanced Fund	Mutual Fund	36,888
	American Beacon Sm Cap Value	Mutual Fund	11,109
	American Century Sm Cap Value	Mutual Fund	17,001
	American Century Value Fund	Mutual Fund	22,301
	American Euro-Pacific Growth Fund	Mutual Fund	96
	BlackRock GNMA Fund Cls A	Mutual Fund	38,499
	BlackRock Managed Inc Fund Cls A	Mutual Fund	25,951
*	BlackRock Money Market (PNC)	Money Market Fund	628,683
	Federated High Income Bond Fund	Mutual Fund	38,006
	Federated Stock Trust	Mutual Fund	55,685
	Fidelity Advisor Equity Growth	Mutual Fund	50,016
	Fidelity Advisor Equity Income	Mutual Fund	123,573
	Growth Fund of America	Mutual Fund	80,382
*	Healthcare Services Group	Common Stock	133,467
*	Healthcare Services Stock Liquidity	Cash	533
	Income Fund of America	Mutual Fund	56,104
	Janus Adviser Forty Fund	Mutual Fund	115,549
	Janus Adviser Lg Cap Growth Fund	Mutual Fund	31,911
	MFS Int’l New Discovery Fund	Mutual Fund	75,098
	MFS New Endeavor Fund	Mutual Fund	7,083
	MFS Technology Fund Cl A	Mutual Fund	11,120
	Royce Low Priced Stock Fund	Mutual Fund	23,506
	Royce Opportunity Fund	Mutual Fund	16,792

			$1,651,615

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Healthcare Services Group, Inc. Retirement Savings Plan
Date: June 26, 2009	/s/ Richard W. Hudson
By: Richard W. Hudson
	Title:	Chairman of Plan Committee

Certification of the Chief Executive Officer
Pursuant to Rules 13a-14(a) and 15d-14(a)
Under the Securities Exchange Act, as Amended
I, Daniel P. McCartney, Chief Executive Officer, certify that:
1.	I have reviewed this annual report on Form 11-K of Healthcare Services Group, Inc. Retirement Savings Plan;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting ( as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have;
a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation and;

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s Board of Directors.
a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting

Date : June 26, 2009	/s/ Daniel P. McCartney
Daniel P. McCartney
Chief Executive Officer

Certification of the Chief Financial Officer
Pursuant to Rules 13a-14(a) and 15d-14(a)
Under the Securities Exchange Act, as Amended
I, Richard W. Hudson, Chief Financial Officer, certify that:
1.	I have reviewed this annual report on Form 11-K of Healthcare Services Group, Inc. Retirement Savings Plan;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting ( as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have;
a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation and;

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s Board of Directors.
a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date : June 26, 2009	/s/ Richard W. Hudson
Richard W. Hudson
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Healthcare Services Group, Inc. Retirement Savings Plan on Form 11-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Form 11-K”), I, Daniel P. McCartney, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Form 11-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d); and

2.	The information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Daniel P. McCartney
Daniel P. McCartney
Chief Executive Officer
June 26, 2009

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Healthcare Services Group, Inc. Retirement Savings Plan on Form 11-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Form 11-K”), I, Richard W. Hudson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Form 11-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d); and

2.	The information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Richard W. Hudson
Richard W. Hudson
Chief Financial Officer
June 26, 2009